Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on October 1, 2020.

3.	News Release:

On October 1, 2020, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

The Company announced that commencing at market open on October 6, 2020, the Company expects that its common shares will trade on the NYSE American under the symbol "GLDG" and will be delisted from the OTCQX.

5.	Full Description of Material Change:

6.

The Company announced that commencing at market open on October 6, 2020, the Company expects that its common shares will trade on the NYSE American under the symbol "GLDG" and will be delisted from the OTCQX.

7.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

8.	Omitted Information:

Not applicable.

9.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

10.	Date of Report:

October 1, 2020